Via Facsimile and U.S. Mail
Mail Stop 4720

August 19, 2009

T.W. Owen
Treasurer and Chief Financial Officer
Metabolic Research, Inc.
6320 McLeod Drive, Suite 7
Las Vegas, NV 89120

Re: Metabolic Research, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Form 10-Q for the Fiscal Quarter Ended March 31, 2009
    File Number: 000-25879

Dear Ms. Owen:

We have reviewed your July 15, 2009 response to our June 9, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 2. Summary of Significant Accounting Policies, page F-7

1.   Refer to your response to prior comment three. Please tell us the factors that you considered in determining that your patent assignments have an indefinite useful life. Specifically, address the legal, regulatory, contractual, competitive, economic, and other factors that may limit the useful life of an intangible asset to the reporting entity. Refer to paragraph 11 of SFAS 142. In addition, please tell us the fair value and respective carrying value for each of these patent assignments at December 31, 2008 and how you determined their fair value in your impairment analysis along with the significant assumptions you used in that analysis.

Note 8. Derivative Liability, page F-13

2.   Refer to your response to prior comment four. You reference SFAS 133 on page
        F-8 as the guidance that establishes reporting and display of comprehensive
        income rather than SFAS 130, which would appear to be the correct reference.
        Please revise this reference in future filings.

3.   Refer to your response to prior comment four. It appears that you entered into
        share-based compensation transactions with non-employees, and you are relying
        upon SFAS 133 for your accounting treatment. However, it remains unclear how
        you relied upon SFAS 133 to classify your derivative liability gains and losses in
        other comprehensive income. Please clarify with additional specificity what
        paragraphs of SFAS 133 you applied and how you applied those paragraphs.
        Additionally, the applicable accounting literature for issuing stock-based
        compensation to non-employees is SAB Topic 14(A), SFAS 123(r) and EITF
        96-18. Please provide us your analysis each of these standards in accounting for
        this transaction.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

General

4.   You restated your Condensed Consolidated Statements of Operations and your
        Condensed Consolidated Statement of Cash Flows for the three months ended
        March 31, 2009. Please provide the following with regard to your restatements,
        and revise your Form 10-Q as necessary:

        a) An Item 4.02 Form 8-K, as the restatements of your financial statements
           would appear to represent a conclusion that previously issued financial
           statements or completed interim review should not be relied upon.
        b) Within your Form 10-Q, please address the following items:
             i. Denote that your financial statements have been restated and not
                revised on the face of the statements;
            ii. Label the appropriate line items as restated;
           iii. Ensure your disclosure complies with paragraph 26 of SFAS 154,
                including an explanation of the nature of your restatements; and
            iv. Ensure that you disclose all of the adjustments, for all periods
                affected, that are part of the restatements.
        c) Please tell us whether you have reconsidered, in accordance with Items
           307 and 308 of Regulation S-K, the adequacy of your disclosure in your
           March 31, 2009 Form 10-Q/A regarding your assertions of your disclosure
           controls and procedures and your evaluation of changes in internal control
           over financial reporting that has materially affected, or is reasonably likely
           to materially affect, your internal control over financial reporting.

Condensed Consolidated Statement of Cash Flows, page 5

5.   You have revised your Condensed Consolidated Statement of Cash Flows for the
        three months ended March 31, 2009. Please revise your statement to reconcile
        your cash flows from operating, investing, and financing to your net increase of
        $41,165.

Notes to Condensed Consolidated Financial Statements, page 6

6.   Please respond to the last bullet within our prior comment six. Please explain the
        authoritative guidance you relied upon in accounting for the write-off of your note
        receivable, and in classifying this item within other comprehensive income.

                                        * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel
Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding
the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant